Exhibit 99.1

Ardmore Shipping Signs Agreement for $39 Million Credit Facility with Credit Agricole

Successfully secures bank financing commitment for remainder of vessels on order

HAMILTON, Bermuda--(BUSINESS WIRE)--May 23, 2014--Ardmore Shipping Corporation (NYSE:ASC) ("Ardmore" or the "Company") today announced that it has signed a loan agreement for a new $39 million credit facility with Credit Agricole CIB.

The proceeds from the new facility will be used to finance up to 65% of the purchase price of two vessels on order in the Company’s current fleet. The facility will be an amortizing senior term loan with a final maturity seven years from the date of drawdown. The covenants and other conditions are consistent with those of the Company’s existing credit facilities.

Anthony Gurnee, the Company’s Chief Executive Officer, commented:

“We appreciate the support of Credit Agricole and are pleased to have secured bank financing for the remaining vessels currently on order. We have now secured financing for all of our vessels on order well ahead of their scheduled deliveries in late 2014 and 2015. At the same time, we have significantly expanded Ardmore’s banking relationships, which, in conjunction with our recent equity offering, ensures that we have substantial financial flexibility and the capacity to pursue attractive growth opportunities in a disciplined manner. We are delighted to commence a lending relationship with Credit Agricole and we look forward to working with them on future transactions as well.”

About Ardmore Shipping Corporation:

Ardmore owns and operates a modern, fuel-efficient fleet of mid-size product and chemical tankers. The Company is engaged in the seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies. Additional information is available at the Company's website www.ardmoreshipping.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT:
Investor Relations Enquiries:
The IGB Group
Mr. Leon Berman, 212-477-8438
Fax: 212-477-8636
lberman@igbir.com